Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-167099) of UGI Corporation as amended by Post-Effective Amendment No. 1, filed June 30, 2010, of our report dated June 26, 2015, with respect to the statements of net assets available for benefits of the AmeriGas Propane, Inc. Savings Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2014, which report appears in the Annual Report on Form 11-K for the year ended December 31, 2014 of the AmeriGas Propane, Inc. Savings Plan.

/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 26, 2015